Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Receives Extension from NASDAQ

Ottawa, Canada, December 14, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that the Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) issued a letter granting the Company an extension until April 17, 2017 to regain compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in shareholders’ equity.

Previously, the Company had received a notification letter that it failed to maintain a minimum of $2,500,000 in shareholders’ equity. In accordance with the instruction provided in the notification letter, the Company responded to NASDAQ, applying for a full extension together with a plan to regain compliance with Listing Rule 5550(b)(1).  Following NASDAQ’s review, NASDAQ granted the Company’s extension request. If the Company does not regain compliance with Listing Rule 5550(b)(1) by April 17, 2017 and evidence such compliance on a periodic report, the Company may be subject to delisting from NASDAQ.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991